                                                                      EXHIBIT 12
                              FLAGSTAR CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                 (IN THOUSANDS)

                                                                                         YEAR ENDED
                                                                                        DECEMBER 31,
                                                                   1990        1991        1992         1993          1994
Loss from continuing operations before income taxes...........   $(68,631)   $(69,596)   $(51,554)   $(1,332,076)   $(33,217)
Add:
  Net interest expense excluding capitalized interest.........    233,899     236,372     238,103        217,856     234,781
  Amortization of debt expense................................     21,050      11,249       9,362          9,416       6,453
  Interest factor in rents....................................     13,119      13,450      14,814         16,290      16,411
       Total earnings (losses)................................   $199,437    $191,475    $210,725    $(1,088,514)   $224,428
Fixed charges:
  Gross interest expense including capitalized
     interest.................................................   $234,325     236,602     238,393        218,134     235,041
  Amortization of debt expense................................     21,050      11,249       9,362          9,416       6,453
  Interest factor in rents....................................     13,119      13,450      14,814         16,290      16,411
       Total fixed charges....................................   $268,494    $261,301    $262,569    $   243,840    $257,905
Ratio of earnings (losses) to fixed charges...................         --          --          --             --          --
Deficiency in the coverage of fixed charges by earnings
  (losses) before fixed charges...............................   $ 69,057    $ 69,826    $ 51,844    $ 1,332,354    $ 33,477

     For purposes of these computations, the ratio of earnings to fixed charges has been calculated by dividing pretax earnings by fixed charges. Earnings, as used to compute the ratio, equals the sum of income before income taxes and fixed charges excluding capitalized interest. Fixed charges are the total interest expenses including capitalized interest, amortization of debt expenses and a rental factor that is representative of an interest factor (estimated to be one third) on operating leases.